SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Liz Claiborne, Inc.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

539320101
(CUSIP Number)

December 31, 2011
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G/A is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 539320101	13G/A	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Polar Securities Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,234,500 shares of Common Stock and $15,000,000 aggregate principal amount of Convertible Debenture, convertible into 4,194,632 shares of Common Stock.
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,234,500 shares of Common Stock and $15,000,000 aggregate principal amount of Convertible Debenture, convertible into 4,194,632 shares of Common Stock.
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,234,500 shares of Common Stock and $15,000,000 aggregate principal amount of Convertible Debenture, convertible into 4,194,632 shares of Common Stock.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 539320101	13G/A	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS North Pole Capital Master Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER $15,000,000 aggregate principal amount of Convertible Debenture, convertible into 4,194,632 shares of Common Stock.
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER $15,000,000 aggregate principal amount of Convertible Debenture, convertible into 4,194,632 shares of Common Stock.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON $15,000,000 aggregate principal amount of Convertible Debenture, convertible into 4,194,632 shares of Common Stock.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 539320101	13G/A	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS Altairis Offshore
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 176,900
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 176,900
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 176,900
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 539320101	13G/A	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS Altairis Offshore Levered
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,057,600
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,057,600
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,057,600
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 539320101	13G/A	Page 6 of 10 Pages

Item 1 (a).	NAME OF ISSUER.

The name of the issuer is Liz Claiborne, Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 1441 Broadway, New York, New York 10018.

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by:

(i)
North Pole Capital Master Fund ("North Pole"), a Cayman Islands exempted company, with respect to the Shares (defined in item 2(d) below) reported in this Schedule 13G/A directly beneficially owned by it;

(ii)	Altairis Offshore ("AO"), a Cayman Islands exempted company, with respect to the Shares reported in this Schedule 13G/A directly beneficially owned by it;

(iii)	Altairis Offshore Levered ("AOL"), a Cayman Islands exempted company, with respect to the Shares reported in this Schedule 13G/A directly beneficially owned by it; and

(iv)
Polar Securities Inc. ("Polar Securities"), a company incorporated under the laws in Ontario, Canada, serving as investment advisor to North Pole, AO and AOL with respect to the Shares reported in this Schedule 13G/A directly beneficially owned by North Pole, AO and AOL.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 401 Bay Street, Suite 1900, PO Box 19, Toronto, Ontario M5H 2Y4, Canada.

Item 2(c).	CITIZENSHIP:

The citizenship of each of the Reporting Persons is set forth above.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $1.00 per share (the "Shares").

CUSIP No. 539320101	13G/A	Page 7 of 10 Pages

Item 2(e).	CUSIP NUMBER:

539320101

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________________

Item 4.	OWNERSHIP.

The percentages used herein are calculated based upon 94,593,954 Shares reported to be outstanding as of October 31, 2011, as reported in the Company's quarterly report on Form 10-Q for the quarterly period ended October 1, 2011, filed by the Company on November 9, 2011, and assumes the conversion of the convertible debenture.

CUSIP No. 539320101	13G/A	Page 8 of 10 Pages

A.	Polar Securities
	(a)	Amount beneficially owned: 5,429,132
	(b)	Percent of class: 5.5%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 5,429,132 Shares
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition of: 5,429,132 Shares

B.	North Pole
	(a)	Amount beneficially owned: 4,194,632
	(b)	Percent of class: 4.3%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 4,194,632 Shares
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 4,194,632 Shares

C.	AO
	(a)	Amount beneficially owned: 176,900
	(b)	Percent of class: 0.2%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 176,900 Shares
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 176,900 Shares

D.	AOL
	(a)	Amount beneficially owned: 1,057,600
	(b)	Percent of class: 1.1%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 1,057,600 Shares
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 1,057,600 Shares

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

CUSIP No. 539320101	13G/A	Page 9 of 10 Pages

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below, each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 539320101	13G/A	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2012	Polar Securities Inc.

/s/ Paul Sabourin
Paul Sabourin
Chief Investment Officer

North Pole Capital Master Fund
By: Polar Securities Inc.

/s/ Paul Sabourin
Paul Sabourin
Chief Investment Officer

Altairis Offshore
By: Polar Securities Inc.

/s/ Paul Sabourin
Paul Sabourin
Chief Investment Officer

Altairis Offshore Levered
By: Polar Securities Inc.

/s/ Paul Sabourin
Paul Sabourin
Chief Investment Officer